April 19, 2024

Division of Corporation Finance
Office of Finance
Attn: John Spitz and Ben Phippen
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: Federal Home Loan Mortgage Corporation
Form 10-K for Fiscal Year Ended December 31, 2023
File No. 001-34139

Dear Messrs. Spitz and Phippen:

This letter is in response to the Staff’s letter of comment dated March 21, 2024, with respect to the above referenced report. Below are Freddie Mac’s responses to the Staff’s comments. For the convenience of the Staff, we have set out each comment in bold font immediately preceding our corresponding response.
We have limited our responses below to solely single-family mortgage loans. As the majority of our multifamily mortgage loans are held by trusts that we do not consolidate and are therefore not recognized on our consolidated balance sheets, the effect of the policies below on our Multifamily business was not significant. For additional background information, we include a discussion of our single-family loan restructuring programs on pages 161-162 of our Form 10-K for Fiscal Year Ended December 31, 2023. We received approval of the accounting policies discussed below from FHFA, as Conservator, in the ordinary course of business prior to their implementation. Our significant accounting policies are disclosed in the notes to our consolidated financial statements. Our consolidated financial statements were audited by PricewaterhouseCoopers LLP, our independent registered public accounting firm.
Form 10-K for Fiscal Year Ended December 31, 2023

Note 4. Mortgage Loans, page 155

1.We note your disclosure on page 165 that you elected to suspend TDR accounting for eligible modifications under Section 4013 of the CARES Act during the period beginning on March 1, 2020 and ending on January 1, 2022. Please provide us with the following:

•An analysis explaining, in detail, your accounting treatment and policies regarding non-accrual loans and interest income recognition for eligible modifications under Section 4013 of the CARES Act. Cite any authoritative accounting literature or guidance considered and applied. In your response, explain how the interest rate was determined for purposes of any interest income recognition for these loans and discuss any differences in how the interest rate was calculated if it varied depending on the types or length of the modification.

Our accounting policies regarding non-accrual loans and interest income recognition for eligible modifications under Section 4013 of the CARES Act are detailed below. The impact of these policies was not material to our consolidated financial statements.

Background

We took a number of actions to serve our mission, support the U.S. housing finance system, and help homeowners with Freddie Mac-owned mortgages during the COVID-19 pandemic. The primary mortgage relief option that we offered for borrowers affected by the COVID-19 pandemic was forbearance. A forbearance plan is an arrangement that requires reduced or no payments during a defined period that provides borrowers additional time to return to compliance with the original mortgage terms or to implement another type of loan workout option. Under our forbearance plans, the terms of the mortgage remain unchanged and all terms of the mortgage documents remain in effect during the forbearance period. Interest continues to accrue at the contractual mortgage rate. As a result, the amount the borrower must pay in order to settle the obligation includes both the principal balance and all delinquent accrued interest. Rather than modifying the terms of the mortgage, forbearance plans are arrangements where we allow the borrower to not make timely payments on the mortgage without charging late fees and penalties and without initiating foreclosure proceedings or pursuing other remedies allowed under the terms of the mortgage agreement. Accordingly, we report single-family loans in forbearance as past due during the forbearance period to the extent that payments are past due based on the loan's contractual terms, irrespective of the forbearance plan, based on the information reported to us by our servicers.

Prior to expiration of a borrower's forbearance plan, we require servicers to attempt to contact the borrower to determine how the payments missed during the forbearance period will be repaid after the forbearance period ends. Upon expiration of the forbearance plan, borrowers may: (1) reinstate the loan by repaying all past due amounts in full; (2) enter into a payment deferral plan by deferring delinquent principal and interest into a non-interest-bearing principal balance that is due at the earlier of the payoff date, maturity date, or sale of the property; or (3) enter into a trial period plan pursuant to a loan modification.1 If the borrower is not eligible for any of these home retention options, we may seek to pursue foreclosure or a foreclosure alternative.

Section 4013 of the CARES Act (as amended by the Consolidated Appropriations Act, 2021) applied to any modification that met all of the following criteria:
1 Borrowers may also exit forbearance by entering into a repayment plan that involves paying the normal monthly payment plus additional agreed upon delinquent amounts each month, although these arrangements are not common.

•The modification was related to an economic hardship as a result of the COVID-19 pandemic, including a forbearance arrangement, an interest rate modification, a repayment plan, or any similar arrangement that deferred or delayed payment of principal or interest
•The modification occurred during the period beginning on March 1, 2020 and ending on January 1, 2022
•The modification was for a loan that was not more than 30 days past due as of December 31, 2019
As mentioned above, we elected to suspend TDR accounting for eligible modifications under Section 4013 of the CARES Act.
Interest Income Recognition and Effective Interest Rate
During the period in which we applied Section 4013 of the CARES Act, we evaluated loan restructurings by applying the accounting guidance for loan refinancing or restructuring in FASB ASC paragraphs 310-20-35-9 through 310-20-35-11 to determine whether the restructuring should be accounted for as a new loan or a continuation of the existing loan. We determined that the COVID-19-related forbearance arrangements we offered did not meet the conditions to be accounted for as a new loan and therefore accounted for such arrangements as a continuation of the existing loan. Specifically, we continued to recognize interest income at the loan’s existing effective interest rate while the loan was in forbearance and we determined that the collection of principal and interest in full was reasonably assured. In reaching this conclusion, we determined that no adjustment to the effective interest rate was required as the contractual terms of the loan had not changed and that the limiting constraint in ASC 310-20-35-18(a) was not applicable during the forbearance period as interest on the loan continues to accrue.
After the forbearance period ended2, if a loan exited forbearance through an arrangement that involved a permanent change in the timing or amount of the contractual cash flows of the loan (such as a payment deferral plan or a loan modification), we recalculated the effective interest rate based on the modified contractual cash flows and began accruing interest income using the new effective interest rate on a prospective basis. If a loan exited forbearance through an arrangement that did not involve a permanent change in the timing or amount of contractual cash flows of the loan (such as a full reinstatement or a repayment plan), we continued to accrue interest income using the existing effective interest rate. If a loan was not able to successfully exit forbearance and remained delinquent after the forbearance plan ended, we placed the loan on non-accrual status and charged-off all unpaid accrued interest receivable balances (assuming the loan was three or more monthly payments past due and had not already been on non-accrual status).
2 We evaluated payment deferrals, loan modifications, and repayment plans that occurred when a borrower exited forbearance and determined that these programs were eligible modifications under Section 4013 of the CARES Act, assuming all other Section 4013 requirements were met. We also determined that such payment deferrals, loan modifications, and repayment plans should be accounted for as continuations of the existing loan under the guidance in ASC paragraphs 310-20-35-9 through 310-20-35-11.

Non-accrual of Interest Income
Our non-accrual policy is to cease accruing interest income when we believe the collection of principal and interest in full is not reasonably assured, which generally occurs when a loan is three monthly payments or more past due, at which point we place the loan on non-accrual status.
At the onset of the COVID-19 pandemic, federal financial institution regulatory agencies issued the Interagency Statement on Loan Modifications and Reporting for Financial Institutions Working with Customers Affected by the Coronavirus (Revised)3 (the Interagency Statement) to address several accounting and financial reporting issues that arose during the pandemic. The Interagency Statement addressed placing loans on non-accrual status and stated:
Each financial institution should refer to the applicable regulatory reporting instructions, as well as its internal accounting policies, to determine if loans to stressed borrowers should be reported as nonaccrual assets in regulatory reports. However, during the short-term arrangements discussed in this statement, these loans generally should not be reported as nonaccrual.
Consistent with this guidance, we determined for loans in active COVID-19-related forbearance plans that the amount of time elapsed since the last payment was received (i.e., delinquency status) was not a sufficient indicator, in and of itself, that collectability of principal and interest in full was not reasonably assured. Accordingly, for loans in active COVID-19-related forbearance plans that were current prior to receiving forbearance, we continued to accrue interest income while the loan was in forbearance and was three or more monthly payments past due when we believed the available evidence indicated that collectability of principal and interest was reasonably assured based on management judgment. When we accrued interest on loans that were three or more monthly payments past due, we established an allowance for expected credit losses against the accrued interest receivable balance in accordance with ASC Topic 326, Financial Instruments – Credit Losses. For loans that were either: (1) not in active COVID-19-related forbearance plans; or (2) not current prior to receiving COVID-19-related forbearance, we continued to apply our standard non-accrual policy and placed such loans on non-accrual status when they became three or more monthly payments past due.
•Quantification of the amount of the eligible modifications and the associated interest income recognized, and any interest income deferred, for loans not accounted for as TDRs due to your election under Section 4013 of the CARES Act for each period presented. To the extent there are different types of modifications, or material differences in the terms of the modifications, please provide this information separately for each material type of modification.
The table below presents quantification of the amounts related to our election to suspend TDR accounting for eligible modifications under Section 4013 of the CARES Act for each period presented in our Form 10-K for Fiscal Year Ended December 31, 2023. These amounts were not material to our consolidated financial statements.
3 https://www.fdic.gov/sites/default/files/2024-03/pr20049a.pdf

The primary mortgage relief option that we offered for borrowers affected by the COVID-19 pandemic was forbearance and there were no other material types of modifications.

•An analysis explaining, in detail, your accounting treatment and policies for these loans subsequent to the expiration of the relief provided by Section 4013 of the CARES Act. As part of your response, please consider providing an illustrative example of a loan that went through an eligible modification under Section 4013 of the CARES Act, outlining the typical process for determining the interest rate for recognizing interest income on the loan both during and after the expiration of the relief.

Our accounting policies for eligible modifications under Section 4013 of the CARES Act subsequent to the expiration of the relief provided by Section 4013 of the CARES Act are detailed below. The impact of these policies has not been material to our consolidated financial statements.
After the expiration of the relief provided by Section 4013 of the CARES Act on January 1, 2022, we early adopted the amendments in ASU 2022-02 related to the elimination of the recognition and measurement of TDRs (and disclosure on loan modifications) on January 1, 2022 on a prospective basis.
Subsequent to the adoption of ASU 2022-02, we evaluate loan restructurings by applying the accounting guidance for loan refinancing or restructuring in FASB ASC paragraphs 310-20-35-9 through 310-20-35-11 to determine whether the restructuring should be accounted for as a new loan or a continuation of the existing loan. As stated above, we determined that the COVID-19-related forbearance arrangements we offered did not meet the conditions to be accounted for as a new loan and therefore continued to account for such arrangements as a continuation of the existing loan. When we determine that the collection of principal and interest in full is reasonably assured and therefore accrue interest income for loans in forbearance, we continue to recognize interest at the existing effective interest rate as the contractual terms of these loans have not changed. That is, interest continues to accrue at the contractual mortgage rate. As a result, the amount the borrower must pay in order to settle the obligation includes both the principal balance and all delinquent accrued interest.
If a loan exits forbearance through an arrangement that involves permanent changes in the timing or amount of contractual cash flows of the loan (such as a payment deferral plan or a loan modification), we recalculate the effective interest rate based on the modified contractual cash flows and begin accruing interest income using the new effective interest rate on a prospective basis. If a loan exits forbearance through an arrangement that does not involve permanent changes in the timing or amount of contractual cash flows of the loan (such as a full reinstatement or a repayment plan), we continue to accrue interest income using the existing effective interest rate. If a loan is not able to successfully exit forbearance and remains delinquent after the forbearance plan ends, we place the loan on non-accrual status and charge-off all unpaid accrued interest receivable balances (assuming the loan is three or more monthly payments past due and was not already on non-accrual status).
For example, if a 30-year loan with 4% mortgage interest rate received a three-month forbearance plan and exited the forbearance plan through a payment deferral plan, which deferred delinquent principal and interest into a non-interest bearing principal balance that is due at the earlier of payoff date, maturity date, or sale of the property, our accounting policy is to accrue interest at the existing 4% effective interest rate during the three-month forbearance period and, upon the payment deferral becoming effective, recalculate the effective interest rate based on the new contractual cash flows, resulting in a rate slightly lower than 4% given the non-interest bearing portion. As the process for determining the interest rate for recognizing interest income on the loan was not impacted by the expiration of the relief provided by Section 4013 of the CARES Act, the example provided above illustrates our interest income recognition process both during and after the expiration of the relief.

If you have any questions about this submission, please contact Terence Soyars, Vice President – Accounting Policy and External Financial Reporting (703-714-3744).

Sincerely,

/s/ Christian Lown

Christian Lown
Executive Vice President – Chief Financial Officer

cc:    Mr. Michael Hutchins, Interim Chief Executive Officer
Mr. Aleem Gillani, Audit Committee Chairman
Mr. Donald Kish, Senior Vice President – Corporate Controller and Principal Accounting Officer
Mr. Jonathan Manset, Partner, PricewaterhouseCoopers LLP
Mr. Nicholas Satriano, Chief Accountant, Federal Housing Finance Agency